+January 27, 2012

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	January 26, 2012 Response to Staff Comments to Rule 485(a) Filings for

File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for taking the time to speak with me today. I am filing this correspondence to correct a response I made to one of the Staff comments in the correspondence I filed on EDGAR on January 26, 2012.

Comment number 6 in my January 26 correspondence refers to the Expense Examples provided on page 8 of the prospectus. Our actuarial staff had previously confirmed that the most expensive way to purchase the contract was with the Highest Anniversary Value Death Benefit (HAVDB) Rider and the Earnings Benefit (EB) Rider using the fund with the maximum expense.

Upon further examination, the actuarial staff has discovered that their position was inaccurate. It is correct that the basic contract with both the HAVDB and EB riders combined with the highest possible fund operating expense has a higher total expense percentage (4.52% on B Series and 4.87% on L Series) than the basic contract with the Guardian Target 250 Guaranteed Lifetime Withdrawal (GLWB) Rider with Return of Premium Death Benefit (ROPDB) combined with the maximum allocation expense (4.51% on B Series and 4.86% on L Series). However, when calculating the actual expenses on a dollar basis using an initial investment of $10,000 and a 5% annual growth rate, the example with the GLWB rider illustrates a higher expense amount than the example with the HAVDB and EB riders.

The reason for this differential is that when illustrating charges for the GLWB rider, the rider fee is based on the adjusted guaranteed withdrawal balance (GWB) after the annual minimum guarantee of 7% is applied while all other expenses are based on the accumulation value growing by only 5% annually. Because the difference in total expense percentages as shown above is so small, the portion of the expenses attributable to the GLWB rider charge that pertains to the GWB increasing by 7% is sufficient to make the overall expenses greater than when there is no GLWB rider.

Thus, we will adjust our Expense Examples in the prospectus to show that the most expensive way to purchase the contract is with the Guardian Target 250 GLWB rider with the ROPDB and the maximum allocation model expenses.

I apologize for the inaccuracy in my January 26 correspondence to you and for any inconvenience it may have caused. Thank you for your time and consideration.

Sincerely,

/s/ Stephanie Susens

Stephanie Susens

Second Vice President and Counsel